 EXHIBIT 99.1

HUTECH21 CO., LTD.

December __, 2012

HUTECH21 CO., LTD. TO DEREGISTER FROM THE SEC

Hutech21 Co., Ltd. (Ticker Symbol: CLGZF)

Hutech21 Co., Ltd. (“Hutech” or the “Company”) announced today that it intends to terminate the registration of its shares of common stock (the “Common Shares”) under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate its reporting obligations under Section 13(a) of the Exchange Act.

The Company anticipates filing a Form 15F with the United States Securities and Exchange Commission (the “SEC”) on or about December 13, 2012. Upon filing, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.

For Further Information:

Ms. Vicky Chen
Chief Executive Officer
Hutech21 Co., Ltd.
P.O. Box 3483
Road Town
Tortola

British Virgin Islands
Tel: +82 2 2107 7200